AFL-CIO ITC FINANCIAL, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

AFL-CIO ITC FINANCIAL, LLC
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFL-CIO ITC FINANCIAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Connecticut Avenue NW, Suite 320
(No. and Street)

Washington (City) D.C. (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy K. Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200 (Address) Morristown (City) NJ (State) 07960 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy K. Johnson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFL-CIO ITC Financial, LLC _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO/FINOP
_____
Title

Notary Public

SHARLENE RUSHING
Commission # 128820677
My Commission Expires
December 8, 2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of AFL-CIO ITC Financial, LLC

We have audited the accompanying statement of financial condition of AFL-CIO ITC Financial, LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of AFL-CIO ITC Financial, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 1, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960 6497 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL, A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

AFL-CIO ITC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash	$	368,328
Prepaid expenses		34,116
Total assets	$	402,444
Liabilities and Member's Equity		
Current liabilities	$	-
Total liabilities		-
Commitments and contingencies (Note 4)		
Member's equity		402,444
Total liabilities and member's equity	$	402,444

The accompanying notes are an integral part of these financial statements.

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
AFL-CIO ITC FINANCIAL, LLC ("the Company") was formed as a Delaware Limited Liability Company on January 16, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC" and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company formally changed its name in January 2016 from Solidarity Investments, LLC to AFL-CIO ITC FINANCIAL, LLC. The Company's sole member is Solidarity Investments, LLC (the "Parent").

The Company's membership with FINRA was approved on June 23, 2016.

The Company's primary business is to engage in private placements. These securities are offered to qualified pension plans with union beneficiaries.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company has access to funds from the Parent entity that are sufficient to fund the working capital needs of the Company for one year from the date of issuance of these financial statements.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition:
Revenues will include fees earned from private placements. Fees are recorded on the closing date of the third-party transaction if the fees are reasonably determinable. The Company has not generated any revenue as of December 31, 2016.

Recent Accounting Pronouncements
In August 2014, FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern" (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides guidance on management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as

AFL-CIO ITC FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Accounting Pronouncements (continued)

a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after

December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted. The Company has adopted the methodologies prescribed by ASU 2014-15 and it did not have a material effect on the presentation of the accompanying financial statements.

The Company's management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements. See Basis of Presentation accounting policy above for additional disclosure.

NOTE 3 -   CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2016.

NOTE 4 -   COMMITMENTS AND CONTINGENCIES

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2016, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   RELATED PARTY TRANSACTIONS

Effective June 23, 2016, the Company entered into an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company payroll and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The total amount incurred under the Expense Sharing Agreement was approximately $773,000 for the year ended December 31, 2016.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE 6 -   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. At December 31, 2016, the Company had net capital of $368,328, which exceeded its requirement of $5,000 by $363,328. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 7 -   SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 1, 2017, the date the financial statements were available to be issued.